File No. 70-9787

                       SECURITIES AND EXCHANGE COMMISSION

                           CERTIFICATE OF NOTIFICATION

                                    (Rule 24)

                                       By

                               EMERA INCORPORATED



     In accordance with the order of the Securities and Exchange Commission dated October 1, 2001, Holding Co. Act Release No. 27445 (the "Order"), Emera Inc. ("Emera") hereby submits its report for the period July 1, 2003 to December 31, 2003 (the "Reporting Period"). The following is a listing of the applicable reporting requirements contained in the Order together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order.

     In this report a currency conversion ratio of CDN $1.2924: US $1.00 has been used unless otherwise noted. The exchange rate is provided solely for convenience and should not be taken to mean that the Canadian dollar amounts have been, could have been, or could be converted to US dollars at the rate indicated or at any other rate.

REPORTING REQUIREMENT NO. 1: For any sales of common stock by Emera during the Reporting Period, the purchase price per share at the date of the agreement of sale.

RESPONSE: None.

REPORTING REQUIREMENT NO. 2: The total number of shares of Emera common stock issued or issuable pursuant to options granted during the Reporting Period under employee benefit plans and dividend reinvestment plans, including any employee benefit plans or dividend reinvestment plans hereafter adopted.

RESPONSE: Emera has several share-based employee benefit plans, the Stock Option Plan, Employee Share Purchase Plan and the Dividend Reinvestment Plan. During the Reporting Period, Emera issued 262,784.0218 shares under these plans.

No options were granted during the Reporting Period.

REPORTING REQUIREMENT NO. 3: If Emera common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

RESPONSE: Not applicable.

REPORTING REQUIREMENT NO. 4: If a guarantee is issued during the Reporting Period, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee.

RESPONSE: Guarantees issued and outstanding from July 1, 2003 to December 31, 2003 are set forth below.


---------------- ----------------- ----------------- --------------- ------------------------------- ---------------------------
   Guarantor       Subsidiary      Beneficiary of      Amount of     Other Terms of Guarantee        Purpose of Guarantee
                                     Guarantee         Guarantee
                                                       $CDN/$US
---------------- ----------------- ----------------- --------------- ------------------------------- ---------------------------
Emera            Emera Energy      NJR Energy          $5,000,000    This Guarantee, and the         Counterparty credit
Incorporated     Incorporated,     Services              (U.S.)      creation of additional          support for trading
                 Emera Energy      Company,                          liabilities, may be             purposes, including
                 Services,         New Jersey                        terminated by providing the     transportation of
                 Incorporated      Natural Gas                       beneficiaries 14 days prior     physical commodities.
                                   Company                           written notice.
---------------- ----------------- ----------------- --------------- ------------------------------- ---------------------------
Emera            Emera Energy      H.Q. Energy         $5,000,000    This Guarantee, and the         Counterparty credit
Incorporated     Incorporated      Marketing Inc.        (U.S.)      creation of additional          support for trading
                                                                     liabilities, may be             purposes, including
                                                                     terminated by providing the     transportation of
                                                                     beneficiary 14 days prior       physical commodities.
                                                                     written notice.
---------------- ----------------- ----------------- --------------- ------------------------------- ---------------------------
Emera            Emera Energy      Co Energy           $3,000,000    This Guarantee, and the         Counterparty credit
Incorporated     Incorporated,     Trading Company,      (U.S.)      creation of additional          support for trading
                 Emera Energy      DTE Energy                        liabilities, may be             purposes, including
                 Services,         Trading, Inc.                     terminated by providing the     transportation of
                 Incorporated                                        beneficiaries 14 days prior     physical commodities.
                                                                     written notice.
---------------- ----------------- ----------------- --------------- ------------------------------- ---------------------------

In addition to the issuance of guarantees, several outstanding guarantees, which were previously reported, have been amended during the Reporting Period. Emera issued a guarantee for the benefit of Maritimes & Northeast Pipeline, LLC as of June 1, 2002 in the amount of $1,000,000 (U.S.). Through a series of amendments the limit for this guarantee has been increased, and as of July 28, 2003, the limit was increased from $6,000,000 (U.S.) to $8,000,000 (U.S.). Emera also issued a guarantee for the benefit of ISO New England, Inc. and the New England Power Pool Participants as of August 23, 2002 in the amount of $2,500,000 U.S., which was amended as of October 14, 2003 in order to increase the amount of the guarantees to $10,000,000 (U.S.). These guarantees were not amended in any other respect.

REPORTING REQUIREMENT NO. 5: The amount and terms of any financings consummated by any Subsidiary Utility company that are not exempt under rule 52. In addition, Emera will report to the Commission the lender, principal amount, term and interest rate applicable to any loans between an associate company and BHE. The report will also explain how the interest rate was determined, including the benchmarking method that was used to establish the interest rate charged to BHE in connection with the loan.

RESPONSE: No loans between an associate company and BHE were made during the Reporting Period. BHE had borrowing activities during the Reporting Period under its revolving and unsecured lines of credit as described in the table below.

    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    Date        Bank         Transaction            Amount              Rate                   Maturity
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    07/01/03    Fleet        Borrow                 2,500,000           4.00000
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    07/02/03    Fleet        Repay                  (500,000)
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    07/03/03    Fleet        Repay                  (2,000,000)
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    07/08/03    Fleet        Repay                  (1,000,000)
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    07/21/03    Fleet        Borrow                 500,000             4.00000
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    07/23/03    Fleet        Repay                  (500,000)
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    07/31/03    Fleet        Repay                  (30,000,000)
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    07/31/03    Fleet        Borrow                 30,000,000          1.85375                08/07/03
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    08/01/03    Fleet        Borrow                 3,000,000           4.00000
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    08/05/03    Fleet        Repay                  (3,000,000)
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    08/07/03    Fleet        Repay                  (30,000,000)
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    08/07/03    Fleet        Borrow                 4,000,000
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    08/08/03    Fleet        Repay                  (4,000,000)
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    08/25/03    Fleet        Borrow                 3,000,000           4.00000
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    09/09/03    Fleet        Repay                  (3,000,000)
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    09/22/03    Fleet        Borrow                 2,000,000
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    09/23/03    Fleet        Repay                  (2,000,000)
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    09/30/03    Fleet        Repay                  (4,000,000)
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    09/30/03    Fleet        Borrow                 2,000,000           1.87000                10/31/03
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    09/30/03    Fleet        Borrow                 1,500,000           4.00000
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    10/01/03    Fleet        Borrow                 1,500,000           4.00000
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    10/03/03    Fleet        Repay                  (3,000,000)         4.00000
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    10/31/03    Fleet        Repay                  (2,000,000)
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    11/03/03    Fleet        Borrow                 2,000,000           4.00000
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    11/04/03    Fleet        Repay                  (2,000,000)         4.00000
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    11/17/03    Fleet        Repay                  (2,000,000)
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    11/17/03    Fleet        Repay                  (4,000,000)
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------


                                       3

    Date        Bank         Transaction            Amount              Rate                   Maturity
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    12/01/03    Fleet        Borrow                 2,500,000           4.00000
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    12/02/03    Fleet        Repay                  (2,500,000)         4.00000
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    12/18/03    Fleet        Repay                  (1,000,000)
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    12/18/03    Fleet        Repay                  (3,000,000)
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    12/18/03    Fleet        Repay                  (6,000,000)
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    12/31/03    Fleet        Repay                  (2,000,000)
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    12/31/03    Fleet        Borrow                 2,000,000           1.88375                01/30/04
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------


REPORTING REQUIREMENT NO. 6: A listing of any securities issued by the Intermediate Holding Companies during the Reporting Period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified.

RESPONSE: No securities were issued by either Emera US Holdings, Inc. or BHE Holdings, Inc. during the Reporting Period.

REPORTING REQUIREMENT NO. 7: The amount and terms of any short-term debt issued by BHE and its subsidiaries.

RESPONSE: The amount and terms of short-term debt issued by BHE is stated in response to Reporting Requirement 5. No BHE group company other than BHE issued short-term debt during the Reporting Period.

REPORTING REQUIREMENT NO. 8: Emera's aggregate investment, as defined in rule 53, in EWGs and FUCOs as of the end of the Reporting Period stated in dollars and as a percentage of Emera's consolidated retained earnings, and a description of EWG and FUCO investments made during the Reporting Period.

RESPONSE:

a. Emera's aggregate investment in Nova Scotia Power Inc. ("NSPI"), its FUCO subsidiary, as defined in rule 53 was CDN $830.6 million, US $642.7 million, as of the end of the Reporting Period.*

b.   Emera has no EWG investments.

c. Emera's aggregate investment in EWGs and FUCOs as of the end of the Reporting Period represents 272.9% of its consolidated retained earnings of CDN $365.3 million, US $235.5 million, as of December 31, 2003.

d. Emera's aggregate investment in NSPI was US $614.1 million as at June 30, 2003. The difference between that amount and the aggregate investment of US $642.7 million reported as of the end of the Reporting Period is primarily attributable to fluctuations in exchange rates during the Reporting Period as well as the issuance of $2.3 million (US) of shares. NSPI issued CDN $3.1 million, US $2.3 million, in common shares to Emera in connection with a corporate reorganization pursuant to which NSPI purchased all of the shares of 2230823 Nova Scotia Limited (formerly Stellarton Basin Coal Gas Inc.), which was a wholly-owned subsidiary of Emera.

*Emera has been translated as a self-sustaining foreign operation.

REPORTING REQUIREMENT NO. 9: The amount and terms of any nonexempt financing consummated by a Nonutility Subsidiary during the Reporting Period.

RESPONSE:

Acquiring Issuing Company     Security Type           Principal Amount     Interest  Maturity Date         Aggregate Proceeds
Company                                                                     Rate
                                                $CDN              $USD                                  $USD              $CDN
------------------------------------------------------------------------------------------------------------------------------------
Emera     Emera Energy US     Intercompany Note                   $7,340.00  9.34%   March 14, 2007                       $7,340.00
          Subsidiary No. 2,
          Inc.
------------------------------------------------------------------------------------------------------------------------------------
Emera     Emera Energy US     Intercompany Note                  $17,025.00  8.81%   August 28, 2007                     $17,025.00
          Subsidiary No. 2,
          Inc.
------------------------------------------------------------------------------------------------------------------------------------
Emera     Emera Energy US     Intercompany Note                  $11,390.28  7.90%   March 10,2008                       $11,390.28
          Subsidiary No. 2,
          Inc.
------------------------------------------------------------------------------------------------------------------------------------
Emera     Emera Energy Inc.   Intercompany Note  $15,000,000.00              6.62%   July 31, 2008     $15,000,000.00
------------------------------------------------------------------------------------------------------------------------------------
Emera     Emera Energy Inc.   Intercompany Note  $6,000,000.00               6.62%   December 17, 2003  $6,000,000.00
------------------------------------------------------------------------------------------------------------------------------------
Emera     Emera Energy Inc.   Intercompany Note  $1,900,000.00               6.62%   October 2, 2008    $1,900,000.00
------------------------------------------------------------------------------------------------------------------------------------
Emera     Emera Energy Inc.   Intercompany Note  $3,837,708.88               6.62%   October 2, 2008    $3,837,708.88
------------------------------------------------------------------------------------------------------------------------------------
Emera     Emera Fuels Inc.    Intercompany Note $14,253,665.30               0.00%   October 1, 2008   $14,253,665.30
------------------------------------------------------------------------------------------------------------------------------------
Emera     NSP Pipeline Inc.   Intercompany Note     $45,000.00               6.00%   March 1, 2004         $45,000.00
------------------------------------------------------------------------------------------------------------------------------------
Emera     NSP Pipeline Inc.   Intercompany Note     $90,000.00               5.75%   March 1, 2004         $90,000.00
------------------------------------------------------------------------------------------------------------------------------------
Emera     NSP Pipeline Inc.   Intercompany Note    $135,000.00               5.50%   March 1, 2004        $135,000.00
------------------------------------------------------------------------------------------------------------------------------------
Emera     Scotia Power U.S.   Intercompany Note                 $141,127.48  2.66%   March 1, 2004                      $141,127.48
          Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Emera     Scotia Power U.S.   Intercompany Note                  $29,124.00  2.70%   March 1, 2004                       $29,124.00
          Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Emera     Scotia Power U.S.   Intercompany Note                  $25,000.00  2.72%   March 1, 2004                       $25,000.00
          Ltd.
------------------------------------------------------------------------------------------------------------------------------------


                                       6

Emera     Emera Offshore Inc. Intercompany Note  $1,410,000.00               6.00%   December 31, 2003  $1,410,000.00
------------------------------------------------------------------------------------------------------------------------------------
Emera     Emera Offshore Inc. Intercompany Note  $3,705,000.00               5.75%   December 31, 2003  $3,705,000.00
------------------------------------------------------------------------------------------------------------------------------------
Emera     Emera Offshore Inc. Intercompany Note $15,318,207.87               5.50%   December 31, 2003 $15,318,207.87
------------------------------------------------------------------------------------------------------------------------------------

REPORTING REQUIREMENT NO. 10: A list of U-6B-2 forms filed with the Commission during the Reporting Period, including the name of the filing entity and the date of filing.

RESPONSE: BHE filed three U-6B-2 forms with the Commission during the Reporting Period which were filed, respectively, on August 13, 2003; September 4, 2003; and December 15, 2003.

REPORTING REQUIREMENT NO. 11: Consolidated balance sheets as of the end of the Reporting Period and separate balance sheets as of the end of the Reporting Period for each company, including Emera, that has engaged in jurisdictional financial transactions during the Reporting Period.

RESPONSE: See Exhibits A and B, respectively, for the Financial Statements of Emera and BHE.

REPORTING REQUIREMENT NO. 12: A table showing, as of the end of the Reporting Period, the dollar and percentage components of the capital structure of Emera on a consolidated basis, and each public-utility subsidiary.

RESPONSE:

As at December 31, 2003

      Company            Type of capital        CDN $ (millions)    US $ (millions)       Percentage of
                                                                                              total
                                                                                          capitalization
---------------------------------------------------------------------------------------------------------
Emera                   Common stock*            1,312.6            1,062.98              39.0%
(consolidated)          Non-controlling          260.8              201.8                 7.4%
                        interest****
                        Long-term debt**         1,755.8            1,358.6               49.9%
                        Short-term debt***       129.2              100.0                 3.7%
---------------------------------------------------------------------------------------------------------
                        Total                    3,458.4            2,723.3               100.0%
---------------------------------------------------------------------------------------------------------

BHE                     Common stock*            247.9              192.9                 52.8%
                        Preferred stock          0.8                0.6                   0.2%
                        Long-term debt**         217.1              168.0                 46.0%
                        Short-term debt***       5.2                4.0                   1.1%
---------------------------------------------------------------------------------------------------------
                        Total                    471.0              365.5                 100.0%
---------------------------------------------------------------------------------------------------------

MEPCO                   Common stock*            14.7               11.3                  100.0%
                        Preferred stock
                        Long-term debt**
                        Short-term debt***
---------------------------------------------------------------------------------------------------------
                        Total                    14.7               11.3                  100.0%
---------------------------------------------------------------------------------------------------------

Chester SVC             Common stock*
Partnership
                        Preferred stock
                        Long-term debt**         25.7               19.9                  100.0%
                        Short-term debt***
---------------------------------------------------------------------------------------------------------
                        Total                    25.7               19.9                  100.0%
---------------------------------------------------------------------------------------------------------

Emera has been translated as a self-sustaining foreign operation.

* Common stock includes all line items in shareholder's equity (common shares, retained earnings, contributed surplus, and foreign exchange translation adjustment).

** Long-term debt includes both the long-term and short-term portions.

*** Short-term debt includes bank indebtedness and short-term notes payable.

**** Non-controlling interest includes the preferred stock of Nova Scotia Power Inc. and Bangor Hydro-Electric Company.

REPORTING REQUIREMENT NO. 13: A retained earnings analysis of Emera on a consolidated basis and for each public-utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of capital surplus, and the resulting capital account balances at the end of the Reporting Period.

RESPONSE:

For the period July 1 to December 31, 2003

----------------------------------------------------------------------------------------------------------------------
                     Emera                    BHE                   MEPCO                   Chester SVC Partnership
                     CDN $        US $        CDN $       US $      CDN $         US $        CDN $           US $

                     (millions) (millions) (millions) (millions) (millions)   (millions)   (millions)     (millions)
----------------------------------------------------------------------------------------------------------------------
Retained Earnings
- Beginning of
Period               352.0        225.7       11.6        7.8         4.9          3.1         -               -
Net Income           65.5         48.6        8.2         6.1         0.9          0.7         -               -
----------------------------------------------------------------------------------------------------------------------
Gross Retained       417.5        274.3       19.8        13.9        5.8          3.8         -               -
Earnings

Redemption of        0.8          0.5         -           -           -            -           -               -
Preferred Shares

Dividends Paid on    6.5          4.8         -           -           -            -           -               -
Preferred Stock

Dividends Paid on    46.5         34.5        11.2        8.1         1.9          1.4         -               -
Common Stock

Repurchase of        -            -           -           -           -            -           -               -
Common Stock
----------------------------------------------------------------------------------------------------------------------
Retained Earnings
- End of Period      365.3        235.5       8.6         5.8         3.9          2.4         -               -
----------------------------------------------------------------------------------------------------------------------
Common Stock         1,008.4      644.6       57.7        36.8        1.4          0.9         -               -

Premium on Common    -            -           -           -           -            -           -               -
Stock

Other Paid-In        -            -           246.0       155.4       12.5         8.0         -               -
Capital

Unappropriated       365.3        235.5       8.6         5.8         3.9          2.4         -               -
Retained Earnings

Treasury Stock, At   -            -           -           -           -            -           -               -
Cost

Other
Comprehensive
Income               -            -           (7.4)       (5.1)       -            -           -               -

Translation
Adjustment           (61.1)       182.8       (57.0)      -           (3.1)        -           -               -
----------------------------------------------------------------------------------------------------------------------
Total Common Equity  1,312.6      1,062.9     247.9       192.9       14.7         11.3        -               -
----------------------------------------------------------------------------------------------------------------------

Emera has been translated as a self-sustaining foreign operation. Opening equity is as of January 1, 2003. Net income and dividends are translated at the average exchange rates for the period.

REPORTING REQUIREMENT NO. 14: For any of BHE's borrowings from NSPI, a listing of at least a minimum of three other sources of funds and their rates and terms; in addition, a cost benefit rational as to why NSPI's funds were a better source of funds than the other sources.

RESPONSE:  There were no BHE borrowings from NSPI during the Reporting Period.

REPORTING REQUIREMENT NO. 15: The information required by Form U-9C-3 with respect to companies acquired under the authorization discussed in section II, B, supra [referring to the authorization to acquire certain energy-related companies].

RESPONSE: Emera did not acquire interests in any companies under the authorization discussed in section II, B, of the Order during the Reporting Period.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification in SEC File No. 70-9787 to be signed on its behalf by the undersigned thereunto duly authorized.

                                         Emera Incorporated



Date:  February 27, 2004                 By: /s/ Richard J. Smith
       -----------------                    -----------------------------------
                                         Richard J. Smith
                                         Corporate Secretary and General Counsel

                                  EXHIBIT INDEX



         Exhibit                             Description

            A Emera Inc. Consolidated Financial Statements as of and for the year ended December 31, 2003.

            B Bangor Hydro-Electric Company Annual Financial Report for the year ended December 31, 2003.

            C Statement Reconciling Emera's Canadian GAAP Financial Statements as of and for the six-months ended December 31, 2003 to U.S. GAAP (to be filed by amendment).

            D Balance Sheets of Issuing Companies Identified in Item 9 (confidential treatment requested).